UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 333-297854

Deep Sea Minerals Corp.

(Translation of registrant’s name into English)

Suite 1600, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On October 26, 2026, Deep Sea Minerals Corp. (the “Company”) issued a press release announcing the launch of a public offering in the United States of American depositary shares and warrants exercisable for American depositary shares, and the proposed listing of the American depositary shares on a U.S. national securities exchange. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated October 26, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deep Sea Minerals Corp.

Date: October 26, 2026	By:	/s/ James Deckelman
James Deckelman
Chief Executive Officer

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